Exhibit 12.1

THE WET SEAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(AMOUNTS IN THOUSANDS, EXCEPT RATIOS AND WHERE NOTED)

	Fiscal Quarter Ended April 30, 2005		Fiscal Year Ended
			January 29, 2005		January 31, 2004		February 1, 2003	February 2, 2002	January 29, 2001
EARNINGS:
(Loss) income from continuing operations before income taxes	$(8,550)		$(163,825)		$(60,281)		$12,444	$51,759	$31,693
Fixed charges	6,296		24,418		22,673		21,317	20,790	20,716

Total earnings	$(2,254)		$(139,407)		$(37,608)		$33,761	$72,549	$52,409

FIXED CHARGES:
Interest expense and amortization of deferred financing costs	$2,128		$2,557		$—		$—	$—	$—

Minimum gross rent	12,504		65,583		67,749		63,861	62,369	62,149

Estimated interest expense included in minimum gross rent	4,168		21,861		22,673		21,317	20,790	20,716

Total fixed charges	$6,296		$24,418		$22,673		$21,317	$20,790	$20,716

RATIO OF EARNINGS TO FIXED CHARGES	(0.36	)(1)	(5.71	)(2)	(1.66	)(3)	1.58	3.49	2.53

(1)	Earnings were insufficient to cover fixed charges by $8.6 million.

(2)	Earnings were insufficient to cover fixed charges by $163.8 million.

(3)	Earnings were insufficient to cover fixed charges by $60.3 million.